Exhibit 99.1

PRESS RELEASE

AC Immune Positive Interim Phase 2 Data on ACI-7104.056 Support

Potential Slowing of Progression of Parkinson’s Disease

•	Results show, for the first time, that targeting underlying a-syn pathology with an active immunotherapy could slow the rate of progression of Parkinson’s disease

•	Clear safety profile with no clinically relevant safety issues reported

•	Targets met for immunogenicity (100% responder rate), pharmacodynamic effect, target engagement and clinical assessments

•	Underlines potential and importance of active immunotherapies in precision medicine for neurodegenerative diseases

•	AC Immune to host webcast and conference call today at 9:00am ET / 15:00 CET details below

Lausanne, Switzerland, December 11, 2025 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today announced positive interim safety and efficacy results from the Phase 2 VacSYn trial of its wholly-owned anti-alpha-synuclein (a-syn) active immunotherapy ACI-7104.056 in early Parkinson’s disease (PD).

The results show, for the first time, that targeting a-syn pathology with an active immunotherapy could potentially slow the rate of progression of PD. Disease-related biomarker results, including a-syn CSF levels and neurofilament light (NfL), suggest stabilization of PD pathology. Plasma glial fibrillary acidic protein (GFAP) and dopamine transporter (DaT) SPECT imaging show trends toward disease modification. In addition, total scores on Part III of the Movement Disorder Society-Unified Parkinson's Disease Rating Scale (MDS-UPDRS) are suggestive of a trend for stabilization.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “The interim Phase 2 data shows the potential of our ACI-7104.056 active immunotherapy to slow the progression of Parkinson’s disease and hold the promise of a tremendous step forward for millions of patients. The consistent signs of efficacy, combined with the continuing strong safety record, underline ACI-7104.056’s potential to transform PD treatment and are a strong basis for accelerating development. We will discuss ACI-7104.056 with the regulators to establish a clinical development plan towards registration.”

Werner Poewe, MD, emeritus Professor of Neurology at Innsbruck Medical University and a leading expert in Parkinson’s disease, commented: "The remarkable consistency of the trends observed across multiple disease-related biomarkers and on clinical assessments in the treatment arm are very promising. Importantly, clinical and biomarker outcomes provide signals that the immunological response elicited by ACI-7104 may be associated with beneficial effects on PD progression. Overall, these findings are highly encouraging and fully support further development of the program. If further substantiated the current data would have major implications for future PD therapy. For the first time, we are seeing signals that targeting the underlying pathology of Parkinson’s with active immunotherapy could slow disease progression.”

PRESS RELEASE

Interim results

VacSYn (ClinicalTrials.gov: NCT06015841) is an adaptive, placebo-controlled, and biomarker-based Phase 2 study in patients with early PD, consisting of two parts. Part 1 includes 34 patients randomized 3:1 to receive ACI-7104.056 or placebo, respectively. All participants in this interim analysis have been treated for at least 12 months (i.e. 48 weeks), with 20 participants treated for up to 18 months (i.e. 74 weeks).

Interim results showed all target criteria for immunogenicity were met, including:

•	Antibody titers in serum: ACI-7104.056 induced a robust antibody response against the immunizing a-syn target antigen with a 100% responder rate. At week 76, two weeks after the sixth immunization, antibody titers in serum were over 500-fold higher than in the placebo group. Antibody responses to both the immunizing and the native a-syn peptide were boosted after each dose from the second to the sixth immunization, while the placebo group did not show any detectable signal.

•	Antibody titers in the cerebrospinal fluid (CSF): Titers against the immunizing a-syn target antigen increased with successive immunizations, showing ACI-7104.056 generates antibodies that cross the blood-brain barrier. As seen in serum, average IgG antibody levels in CSF were over 500-fold higher than in the placebo group.

•	Correlation between serum and CSF antibody titers: changes from baseline in antibody concentrations in CSF were statistically significantly correlated to changes from baseline in titers in serum (Spearman correlation at week 24 = 0.92, p<0.05; at week 76 = 0.85, p<0.05).

The stabilization of disease-relevant biomarkers in the central nervous system (CNS), suggests slowing of Parkinson’s disease pathology, with potential disease modification.

•	Stabilization of a-syn in CSF: Total CSF a-syn levels in the treatment arm stabilized while as expected in the placebo group levels of a-syn in the CSF decreased over time (post-hoc analysis p=0.018). This demonstrates the desired effect of antibody binding to a-syn leading to stabilization of the target or increased brain clearance. In contrast, in the placebo group, and as is usually seen with the natural history due to the progression of the disease, a-syn continues to accumulate in brain tissue, leading to a decrease of total a-syn levels in CSF.

•	Stabilization of Neurofilament Light chain (NfL): Levels of NfL in the CSF remained stable in the ACI-7104.056 group and increased in the placebo group. Elevated levels of NfL have been reported as a sign of ongoing neuronal damage or neurodegeneration in PD; thus, stabilization suggests a potential slowing of neuronal damage.

•	Other markers of disease progression including plasma glial fibrillary acidic protein (GFAP) and DaT SPECT imaging suggest stabilized pathology.

Clinical measures of motor symptoms also suggest a trend for stabilization of disease in the active arm of the study.

PRESS RELEASE

•	Total MDS-UPDRS Part III score: At week 74, the ACI-7104.056 group did not show meaningful progression in the mean total score and change from baseline of MDS-UPDRS Part III, while the placebo arm showed an increase in mean total score as expected in normal disease progression.

•	MDS-UPDRS Part III score in L-DOPA OFF state: With stratification by levodopa (L-DOPA) ON/OFF state, the difference in the change from baseline scores between the active treatment and placebo groups was further enhanced.

Interim results from weeks 50 and 76 continue to demonstrate that ACI-7105.056 is generally safe and well-tolerated enabling a positive benefit/risk ratio. No clinically relevant or serious adverse events (AEs) considered related to the study drug have been reported to date. The most common AEs were transient injection site reactions (56%), headaches (15%) and fatigue (12%).

Based on these promising interim results, AC Immune aims to seek regulatory feedback on an ACI-7104.056 clinical development plan to potentially accelerate towards registration. Final data from Part 1 of the VacSYn trial are expected in mid-2026.

AC Immune management will host a conference call and webcast today at 9:00am ET / 15:00 CET to provide an overview of the data, followed by a Q&A session.

Conference Call details:

Participants may call the following numbers, 10 – 15 minutes before conference start

Switzerland / Europe: +41 (0) 58 310 50 00

United Kingdom: +44 (0) 207 107 06 13

United States: +1 (1) 631 570 56 13

Other international numbers available HERE

Webcast Link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=6bsnwXCG

A live and archived webcast will also be accessible in the Investors section of the Company's website at https://www.acimmune.com/.

About ACI-7104.056

ACI-7104.056 is an optimized formulation of its clinically validated anti-a-syn predecessor active immunotherapy which generated a target-specific antibody response against pathological oligomeric a-syn to inhibit spreading and downstream neurodegeneration in early Parkinson’s disease. The accumulation of alpha-synuclein protein aggregates has been shown to cause inflammatory stress in cells and contribute to the degeneration of neurons in the brain. It has been known to play a key role in the development of neurodegenerative diseases such as Parkinson’s Disease.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

PRESS RELEASE

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CA, CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: aciu@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.